Exhibit 99.2

77 King St. W., Suite 4010

P.O. Box 159

Toronto, Ontario

Canada M5K 1H1

GRANITE ANNOUNCES 2021 FIRST QUARTER RESULTS

May 5, 2021, Toronto, Ontario, Canada — Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN; NYSE: GRP.U) (“Granite” or the “Trust”) announced today its combined results for the three month period ended March 31, 2021.

FIRST QUARTER 2021 HIGHLIGHTS

Highlights for the three month period ended March 31, 2021, are set out below:

Financial:

•

Granite’s net operating income (“NOI”) was $81.5 million in the first quarter of 2021 compared to $67.9 million in the prior year period, an increase of $13.6 million primarily as a result of acquisition activity beginning in the first quarter of 2020;

•	Same property NOI — cash basis(4) increased by 2.6% for the three month period ended March 31, 2021, excluding the impact of foreign exchange;

•

Funds from operations (“FFO”)(1) was $57.1 million ($0.93 per unit) in the first quarter of 2021 compared to $56.8 million ($1.05 per unit) in the first quarter of 2020. Included in FFO this quarter are $4.0 million of early redemption premium related to the 2021 Debentures and $0.5 million of accelerated amortization of original financing costs related to the refinancing of Granite’s credit facility. Excluding these refinancing costs, FFO per unit for the first quarter would have been $1.00 per unit;

•

Adjusted funds from operations (“AFFO”)(2) was $54.7 million ($0.89 per unit) in the first quarter of 2021 compared to $55.6 million ($1.03 per unit) in the first quarter of 2020. Excluding the above-mentioned financing costs, AFFO per unit for the first quarter would have been $0.96 per unit;

•	AFFO payout ratio(3) was 78% for the first quarter of 2021 compared to 70% in the first quarter of 2020;

•

Granite recognized $209.5 million in net fair value gains on investment properties in the first quarter of 2021 driven by lower capitalization rates and terminal capitalization rates and/or higher market rents observed across Granite’s portfolio, but largely attributable to the Greater Toronto Area and U.S.A. The fair value gains on investment properties were partially offset by unrealized foreign exchange losses of $140.4 million resulting from the relative strengthening of the Canadian dollar against the US dollar and Euro; and

•

Granite’s net income attributable to stapled unitholders increased to $230.1 million in the first quarter of 2021 from $81.3 million in the prior year period primarily due to a $173.5 million increase in net fair value gains on investment properties and a $13.6 million increase in net operating income as noted above, partially offset by a $26.3 million increase in income tax expense and a $8.2 million increase in interest expense and other financing costs.

Operations:

•	On January 28, 2021, Granite disposed of one property located in Redditch, United Kingdom for gross proceeds of $10.6 million (£6.0 million); and

•

On March 12, 2021, Granite acquired a 1.0 million square foot, 40’ clear height modern warehouse distribution facility situated on 85.6 acres in the greater Atlanta region for $85.5 million (US$68.6 million). The state-of-the-art facility was completed in 2020 and is 75% leased to Radial, Inc. for a remaining lease term of 7.6 years, subject to contractual annual rent escalations. The property was acquired at an in-going yield of 3.8% and estimated stabilized yield of 5.0% upon lease-up of the existing 250,000 square feet of vacant space. The site also contains excess land to accommodate an expansion of approximately 0.3 million square feet. The property is well positioned in Atlanta’s Henry County sub-market within Atlanta’s I-75 logistical thoroughfare, in close proximity to Hartsfield-Jackson Atlanta International Airport, the Norfolk Southern Intermodal Yard and direct access to the Port of Savannah.

Financing:

•

On January 4, 2021, Granite redeemed in full the outstanding $250.0 million aggregate principal amount of the 2021 Debentures for a total redemption price of $254.0 million. In conjunction with the redemption, the related interest rate swap was terminated on January 4, 2021 and the mark to market liability of $18.8 million ($17.7 million, net of interest income accrued) was settled;

•

On March 22, 2021, DBRS Morningstar upgraded Granite LP’s issuer rating and senior unsecured debentures rating to BBB (high) from BBB, both with stable trends. The credit rating upgrade reduces Granite’s borrowing costs on its term loans and credit facility by 25 basis points; and

•

On March 31, 2021, Granite amended its existing unsecured revolving credit facility agreement to extend the maturity date of February 1, 2023 to March 31, 2026. In addition, the credit facility’s limit increased from $0.5 billion to $1.0 billion.

GRANITE’S FINANCIAL, OPERATING AND PROPERTY HIGHLIGHTS

(in millions, except as noted) For the three months ended March 31,	2021	2020
Net operating income (“NOI”)	$81.5	$67.9
Net income attributable to stapled unitholders	$230.1	$81.3
Funds from operations (“FFO”)(1)	$57.1	$56.8
Adjusted funds from operations (“AFFO”)(2)	$54.7	$55.6
Diluted FFO per stapled unit(1)	$0.93	$1.05
Diluted AFFO per stapled unit(2)	$0.89	$1.03
Monthly distributions paid per stapled unit	$0.75	$0.73
AFFO payout ratio(3)	78%	70%

As at March 31 and December 31,	2021	2020
Fair value of investment properties	$6,003.7	$5,855.6
Cash and cash equivalents	$480.7	$831.3
Total debt	$1,959.5	$2,297.5
Net leverage ratio(5)	25%	25%
Number of income-producing properties	108	108
Gross leasable area (“GLA”), square feet	50.4	49.5
Occupancy, by GLA	99.1%	99.6%
Magna as a percentage of annualized revenue(7)	35%	36%
Magna as a percentage of GLA	27%	27%
Weighted average lease term in years, by GLA	6.1	6.3
Overall capitalization rate(6)	5.4%	6.1%

A more detailed discussion of Granite’s combined financial results for the three month periods ended March 31, 2021 and 2020 is contained in Granite’s Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) and the unaudited combined financial statements for those periods and the notes thereto, which are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) and can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s (the “SEC”) Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”), which can be accessed at www.sec.gov.

COVID-19 PANDEMIC UPDATE

Granite continues to monitor developments regarding the COVID-19 pandemic and to ensure the safety of its tenants and staff. While the full impact of the COVID-19 pandemic continues to be difficult to predict, Granite believes at this time that its portfolio and strong liquidity position will allow it to weather the on-going impact of COVID-19.

During the three months ended March 31, 2021, there has not been a significant impact on Granite’s operations, assets or liabilities as a result of COVID-19. Granite has received 100% of Q1 2021 rents due and 99.9% of April rents to date. Granite has not recognized any provisions for uncollected rent at this time as all outstanding rental income has been received. Granite reviewed its future cash flow projections and the valuation of its properties considering the impacts of the COVID-19 pandemic during the three months ended March 31, 2021 and Granite does not expect, at this time, that COVID-19 will have a significant negative impact to the fair value of its investment property portfolio. In addition, there have not been any significant fair value losses on investment properties recorded in the three months ended March 31, 2021.

From a liquidity perspective, as at May 5, 2021, Granite has total liquidity of approximately $1.5 billion, including its fully undrawn operating facility which is sufficient to meet its current commitments, development and construction projects. On January 4, 2021, Granite redeemed in full the outstanding $250.0 million aggregate principal amount of the 2021 Debentures, therefore Granite’s nearest debt maturity of $400.0 million does not occur until November 2023 and Granite’s investment property portfolio of approximately $6.0 billion remains fully unencumbered. Granite believes it is well-positioned to weather any short-term negative impacts on its business; however, Granite will continue to evaluate and monitor its liquidity as the situation prolongs.

CONFERENCE CALL

Granite will hold a conference call on Thursday, May 6, 2021 at 11:00 a.m. (ET). The toll free number to use for this call is 1 (800) 582-1443. For international callers, please call 1 (416) 981- 9015. Please dial in at least 10 minutes prior to the commencement of the call. The conference call will be chaired by Kevan Gorrie, President and Chief Executive Officer. To hear a replay of the scheduled call, please dial 1 (800) 558-5253 (North America) or 1 (416) 626-4100 (international) and enter reservation number 21993157. The replay will be available until Monday, May 17, 2021.

ANNUAL MEETING OF UNITHOLDERS

Granite’s Annual Meeting of Unitholders will take place on June 10, 2021 at 10:00 a.m. (ET). Due to the public health impact of the COVID-19 pandemic and in consideration of the health and safety of our unitholders, employees and the broader community, this year’s meeting will be held in a virtual meeting format only, by way of a live audio webcast. Unitholders can participate at the meeting by joining the live audio webcast online at https://web.lumiagm.com/420649348. Refer to the “Voting Information and General Proxy Matters” within Granite’s Management Information Circular/Proxy Statement for detailed instructions on how to participate and vote at the meeting. The webcast of the meeting will be archived on our website following the meeting. Please refer to the Annual Meetings page at www.granitereit.com for additional details on the virtual meeting.

OTHER INFORMATION

Additional property statistics as at March 31, 2021 have been posted to our website at http://www.granitereit.com/propertystatistics/view-property-statistics. Copies of financial data and other publicly filed documents are available through the internet on SEDAR, which can be accessed at www.sedar.com and on EDGAR, which can be accessed at www.sec.gov.

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns 115 investment properties representing approximately 50.4 million square feet of leasable area.

For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at (647) 925-7560.

NON-IFRS MEASURES

Readers are cautioned that certain terms used in this press release such as FFO, AFFO, AFFO payout ratio, same property NOI — cash basis, net leverage ratio and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under International Financial Reporting Standards (“IFRS”) and, therefore, should not be construed as alternatives to net income, cash provided by operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have a standardized meaning prescribed by IFRS, they may not be comparable to similarly titled measures presented by other publicly traded entities.

(1)

FFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust’s determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada (“REALPAC”) White Paper on Funds From Operations & Adjusted Funds From Operations for IFRS dated February 2019 and as subsequently amended (“White Paper”). Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see below). FFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

(2)

AFFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO and further adjusts for actual maintenance capital expenditures that are required to sustain Granite’s productive capacity, leasing costs such as leasing commissions and tenant allowances incurred and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust’s determination of AFFO follows the definition prescribed by REALPAC’s White Paper. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see below). AFFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

		Three Months Ended March 31,
(in millions, except per unit amounts)		2021	2020
Net income attributable to stapled unitholders		$230.1	$81.3
Add (deduct):
Fair value gains on investment properties, net		(209.5)	(36.0)
Fair value losses on financial instruments		0.3	1.9
Loss on sale of investment properties		0.2	—
Deferred income tax expense		35.9	10.3
Fair value remeasurement expense relating to the Executive Deferred Stapled Unit Plan		—	(0.8)
Non-controlling interests relating to the above		0.1	0.1
FFO(1)	[A]	$57.1	$56.8
Add (deduct):
Maintenance or improvement capital expenditures incurred		(0.5)	(1.1)
Leasing commissions incurred(2)		—	—
Tenant allowances incurred		(0.1)	—
Tenant allowance amortization		1.3	1.3
Straight-line rent amortization		(3.1)	(1.4)
AFFO(2)	[B]	$54.7	$55.6
Basic and Diluted FFO per stapled unit	[A]/[C] and [A]/[D]	$0.93	$1.05
Basic and Diluted AFFO per stapled unit	[B]/[C] and [B]/[D]	$0.89	$1.03
Basic weighted average number of stapled units	[C]	61.7	54.0
Diluted weighted average number of stapled units	[D]	61.7	54.1

(3)

AFFO payout ratio is calculated as monthly distributions, which exclude the special distribution, declared to unitholders divided by AFFO in a period. AFFO payout ratio may exclude revenue or expenses incurred during a period that can be a source of variance between periods. The AFFO payout ratio is a supplemental measure widely used by analysts and investors in evaluating the sustainability of the Trust’s monthly distributions to stapled unitholders. Refer to the change in the current year period to the calculation of AFFO payout ratio in footnote (2) above.

(4)

Same property NOI — cash basis refers to the NOI — cash basis (NOI excluding lease termination and close-out fees, and the non-cash impact from straight-line rent and tenant incentive amortization) for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI — cash basis excludes properties that were acquired, disposed of, classified as properties under or held for development or assets held for sale during the periods under comparison. Granite believes that same property NOI — cash basis is a useful supplementary measure in understanding period-over-period organic changes in NOI — cash basis from the same stock of properties owned.

(5)

The net leverage ratio is calculated as the net debt (carrying value of total debt less cash and cash equivalents) divided by the fair value of investment properties. The net leverage ratio is a supplemental measure used in evaluating the Trust’s degree of financial leverage, borrowing capacity and the relative strength of its balance sheet.

(6)	Overall capitalization rate is calculated as stabilized net operating income (property revenue less property expenses) divided by the fair value of the property.

(7)

Annualized revenue for each period presented is calculated as rental revenue excluding tenant recoveries, for the month of March 2021 or March 2020, as applicable, recognized in accordance with IFRS, multiplied by 12 months.

FORWARD-LOOKING STATEMENTS

This MD&A may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “outlook”, “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that: Granite’s expectations regarding the impact of the COVID-19 pandemic and government measures to contain it, including with respect to Granite’s ability to weather the impact of COVID-19, the effectiveness of measures intended to mitigate such impact, and Granite’s ability to deliver cash flow stability and growth and create long-term value for unitholders; the expansion and diversification of Granite’s real estate portfolio and the reduction in Granite’s exposure to Magna and the special purpose properties; the ability of Granite to accelerate growth and to grow its net asset value and FFO and AFFO per unit; the ability of Granite to find and integrate satisfactory acquisition, joint venture and development opportunities and to strategically deploy the proceeds from recently sold properties and financing initiatives; Granite’s intended use of the net proceeds of its equity and debenture offerings to fund potential acquisitions and for the other purposes described previously; the potential for expansion and rental growth at the property in Mississauga, Ontario and the expected enhancement to the yields of such property from such potential expansion and rental growth; the expected construction on and development yield of the acquired greenfield site in Houston, Texas; the expected development and construction of an e-commerce and logistics warehouse on land in Fort Worth, Texas; the expected construction of the distribution/light industrial facility on the 13-acre site in Altbach, Germany; the commencement of vertical construction at Granite’s development project in Houston, Texas; the timing of payment of associated unpaid construction costs and holdbacks; Granite’s ability to dispose of any non-core assets on satisfactory terms; Granite’s ability to meet its target occupancy goals; Granite’s ability to secure sustainability or other certifications for any of its properties; the expected impact of the refinancing of the term loans on Granite’s returns and cash flow; and the expected amount of any distributions and distribution increase, can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of Granite’s perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances. Given the impact of the COVID-19 pandemic and government measures to contain it, there is inherently more uncertainty associated with our assumptions as compared to prior periods. Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the impact of the COVID-19 pandemic and government measures to contain it, and the resulting economic downturn, on Granite’s business, operations and financial condition; the risk that the pandemic or such measures intensify; the duration of the pandemic and related impacts; the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT’s mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite’s ability to expand and diversify its real estate portfolio and dispose of any non-core assets on satisfactory terms; and the risks set forth in the “Risk Factors” section in Granite’s AIF for 2020 dated March 3, 2021, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2020 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.